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E. William Bates, II Direct Dial: 212-556-2240 Direct Fax: 212-556-2222 wbates@kslaw.com

April 24, 2006

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Larry Spirgel
Assistant Director

Re:	Embarq Corporation
Amendment No. 2 to Form 10
Filed April 10, 2006
File No. 01-32732

Amendment No. 2 to Form S-1
Filed April 14, 2006
File No. 333-131747

Ladies and Gentlemen:

On behalf of Embarq Corporation (“Embarq”), we are delivering this letter in response to the Staff’s oral request this afternoon. We believe that the proposed approach for the spin-off of Embarq from Sprint Nextel Corporation (“Sprint Nextel”), as currently set forth in the above referenced registration statement on Form 10 (the “Form 10”) and as discussed in our response letter to the Staff dated April 10, 2006, falls squarely within the parameters of Staff Legal Bulletin No. 4; however, in light of the Staff’s continuing concern regarding consideration as initially set forth in the Staff’s comment 1 in its letter dated February 22, 2006, we would be prepared to modify the mechanics of effecting the spin-off as follows:

•	At the time of the distribution of the principal assets of the local communications business of Sprint Nextel on the distribution date, Embarq would transfer cash in the amount of approximately $2.1 billion and senior notes in an aggregate principal amount of approximately $4.5 billion.

•	As part of the spin-off, Embarq would effect a recapitalization of its common stock such that the 100 shares outstanding of Embarq common stock, all of which

Securities and Exchange Commission

are held by Sprint Nextel, would be converted into a number of shares equal to the number of shares to be distributed by Sprint Nextel to its stockholders. This step would eliminate the issuance of Embarq common stock as partial consideration for the assets of the local communications business being transferred to Embarq.

We believe that this approach would be generally consistent with most of the other spin-offs of which we are aware.

At the time of the spin-off, stockholders of Sprint Nextel will hold two securities that in the aggregate substantially the same investment as they did immediately prior to the spin-off (other than transaction and other one-time costs, which the companies believe will be more than offset by the benefits of the transaction), and stockholders are not voting or otherwise consenting to the transaction. The incurrence of the $6.6 billion in new indebtedness by Embarq results, in effect, in an allocation of debt between Sprint Nextel and Embarq. Sprint Capital Corporation, Sprint Nextel’s finance subsidiary, intends to use the cash and the proceeds from its resale of the senior notes (aggregating $6.6 billion) to repay outstanding indebtedness such that the total outstanding consolidated indebtedness of Sprint Nextel and Embarq on an aggregate basis (net of cash and cash equivalents on hand) is expected to be substantially the same. Under no circumstances do we believe that stockholders are giving consideration for the shares of Embarq common stock being dividended to them.

We understand that the Staff has been concerned with the amount of indebtedness that Embarq will have after the spin-off. We note that this issue has been given careful consideration by Sprint Nextel and its board of directors. In that light, we are attaching a revised page 27 of the Form 10, which includes our response to the Staff’s comment 1 in its letter dated April 21, 2006. We hope that this gives the Staff sufficient comfort in the amount of indebtedness and the manner in which it was determined.

We trust that the foregoing is responsive to the Staff’s concerns. As we have previously noted for the Staff, the timing of the spin-off transaction is dependent upon the Staff’s completion of its review. We have attempted to respond promptly and as completely as possible to the Staff’s comments. We would appreciate the opportunity to discuss by telephone as soon as possible any remaining issues or concerns that the Staff may have. Should you have any additional questions or comments, please do not hesitate to contact the undersigned directly at 212-556-2240 or Ms. Clair Fitzgerald at 212-556-2359.

Thank you for your assistance.

Very truly yours,

/s/ E. WILLIAM BATES, II
E. William Bates, II

cc:	Ms. Cheryl Grant, Staff Attorney

Ms. Kathleen Krebs, Special Counsel

United States Securities and Exchange Commission

Mr. Thomas A. Gerke

Ms. Claudia S. Toussaint

Embarq Corporation

THE SPIN-OFF

Background

On December 15, 2004, in connection with its announcement of the Sprint Nextel merger, the Sprint board of directors announced its intention to pursue the spin-off of our company. In the merger agreement, each of Sprint and Nextel agreed, subject to limited exceptions, to use its reasonable best efforts to effect the spin-off in a tax-free transaction as expeditiously as possible after the completion of the Sprint Nextel merger. The merger agreement also provided that the Sprint Nextel board of directors would determine the amount of indebtedness that we would have at the time of the spin-off within the overall parameter that we should have credit statistics consistent with an investment grade company based on credit statistics of other investment grade companies.

The board of directors has determined that separating our company from Sprint Nextel’s other businesses in the form of a tax-free distribution to Sprint Nextel stockholders of our new publicly traded common stock is appropriate and advisable for Sprint Nextel and its stockholders. In light of Sprint Nextel’s increasing focus on its wireless business, Sprint Nextel’s board of directors believes that the separation will provide each company with the opportunity to pursue the business and regulatory strategies that best suit its long-term interests. In addition, the separation will enable each company to enhance its strategic, financial and operational flexibility.

Following the Sprint Nextel merger, the Sprint Nextel board of directors reviewed the financial and operating metrics of comparable local communications companies and determined that, based on our position within our industry, our corporate structure and cash flow and regulatory considerations, our transfer to Sprint Nextel of approximately $6.6 billion in the form of cash and senior notes in partial consideration for Sprint Nextel’s transfer to us of our business results in an appropriate capital structure for our company at the time of the spin-off with credit statistics generally consistent with those of investment grade companies. The Sprint Nextel board of directors reviewed these factors together and also considered whether:

•	we would continue to generate sufficient cash flow to re-invest in our business at a level necessary to maintain our current level of service and pay dividends in accordance with our stated dividend policy; and

•	the capital remaining in our company would be reasonable for our business.

The board was also aware that the amount of our company’s indebtedness would be an important consideration in obtaining many of the state regulatory approvals that are required in connection with the spin-off.

Our transfer to Sprint Nextel of approximately $6.6 billion in the form of cash and senior notes in partial consideration for the transfer to us of our business does not reflect an analysis by the board of the value of our assets or business. As the assets being transferred to us do not secure any of Sprint Nextel’s consolidated debt and we are not assuming any of Sprint Nextel’s $25 billion in consolidated debt, other than approximately $700 million of our existing debt, the board determined that our transfer to Sprint Nextel of approximately $6.6 billion in cash and senior notes results in an appropriate amount of indebtedness for the assets and business being transferred consistent with the parameter specified in the merger agreement that our capital structure at the time of the spin-off should result in credit statistics that are consistent with those of investment grade companies.

On                     , 2006, the Sprint Nextel board of directors declared a dividend on Sprint Nextel common stock consisting of shares of our common stock. The dividend will be paid on                     , 2006, the distribution date, in the amount of             shares of our common stock for every             shares of Sprint Nextel common stock outstanding on the record date, as described below.

You will not be required to pay any cash or other consideration or to surrender or exchange your shares of Sprint Nextel common stock to receive the dividend of our common stock. No vote of Sprint Nextel stockholders is required or being sought in connection with the spin-off and Sprint Nextel stockholders have no appraisal rights in connection with the spin-off.